Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Clover Health - SCH Merger Announcement: Full CNBC Squawk Box Transcript

Squawk Box – Interview with Chamath Palihapitiya and Vivek Garipalli

CNBC

October 6, 2020

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ANDREW ROSS SORKIN: Welcome back to Squawk. This morning, Chamath Palihapitiya unveiling his next SPAC target, healthcare startup Clover Health and Chamath is back with us to explain why. Chamath, make the argument.

CHAMATH PALIHAPITIYA, CEO, SOCIAL CAPITAL: Well, Andrew, let's just take a step back. You know, when the pandemic started, I, like a lot of Americans, just felt enormous anxiety, and what I tried to do was do the best I could to learn as much about the healthcare system and the pandemic specifically. And it was very hard for me. You know, I’m trying to navigate an understand of testing, understanding medicines, understanding a course of care if I were to get the disease, what I would do, and I was left with just a lot of confusion. And so, I took a step back, and I wanted to actually understand the state of healthcare more broadly. And what I found was really disturbing. Since 1970, what we have done as Americans is we have now, on a per capita basis, increased healthcare spending by 31 times, meaning for every dollar we spent in 1970, we now spend $31. And what that means is last year alone, we spent $3.65 trillion as a nation, or $0.18 of every dollar that flows around the economy is about giving us as basic human right. Now, you’d think for that amount of money, you would have great outcomes, but shockingly what I found is that we are now shrinking in life expectancy; we are living less than we ever have; we are living less than 80 years of age; and even more concerningly, when you look at other western countries who spend a lot less in health care, they live longer and at the same time, however long we live, we are actually burdened with a lot more disease. In fact, almost a third of all Americans have at least two chronic diseases like diabetes and heart disease. Now, you would think a market failure like this wouldn't be rewarded but you would be wrong because no matter all the fawning that we do as an industry over businesses like Facebook and Google, you would have made more money owning healthcare insurance companies like Humana and United. And so, the entire goal was to ask the question, ‘what happens if you build the technology-centric company that focused on consumers and physicians more than anything else and directed it into the healthcare market?’. And the great thing is we found this company, and this is why we are really excited after months of diligence and work to announce a merger between IPOC and Clover Health to take Clover Health public. So, what is this business? In the most basic form, what consumers need to know is Clover offers simple, obvious and comprehensive healthcare plans for all of us. And so, when you go to Clover Health and you sign up for one of their plans, what they also do is go to your doctor and give them very powerful software. That software is a combination of machine learning that takes all of this heterogeneous data, clinical data, drug data, your lab results, your blood results, your genetic information, merges it together and allows them to give actionable insights and recommendations every time you see your doctor. That allows them to deliver better outcomes and lower costs. In fact, when you're a Clover member, you see 22% fewer hospital visits and 23% fewer ER visits. That is technology simply and efficiently improving everybody's quality of life. So, when you have this type of disruptive technology, the goal is to make sure that you're launching in a market that can validate it and then scale, so that you can generate a lot of value, and this is exactly what they do. When you turn 65 in America, you have two choices: number one is federally sponsored healthcare called Original Medicare, and number two is private insurance called Medicare Advantage. The reason to start in this market is that these are the folks that need the most help. They suffer the most chronic disease, almost seven in ten have at least two chronic diseases; they rely on health care; they see a doctor at least five times a year; it is a daily use activity. And so, by launching in a market like this, not only do you validate the technology, you get the benefit of some enormous tail winds, which, as you know, creates for us a margin of safety. Number one, it is the largest and fastest growing population cohort in America. Number two, it is growing five times faster than any other group. Number three, it has broad political support across the aisle from Democrats and Republicans. So, this is a business that you can own, not just through an economic cycle, but also through election cycles. It is a market today, just the private insurance for people over the age of 65 that is already $270 billion, and it is growing so fast that it will be an almost $600 billion market in just five years. The reason is because every single day in America, ten thousand plus people turn 65 and age in, and when they do, what that means is this is a market that is growing by a billion dollars every single week. I have never had visibility to a market like this with this kind of defined measurable growth. And so, when you're a technology business that's cheaper, faster and better than all of your incumbent competitors in a market this dynamic, what happens is you start to grow really fast, and this is exactly what's happening with Clover. Clover is already growing two to three times faster than their next nine nearest competitors. It is a business that, when in market, takes 50% of every single new available member every year they compete with these legacy incumbents. What that's created is a business that last year alone did almost $460 million of revenue and in 2023 will do $1.7 billion of revenue. Now, the set up here is for something that we also love, which is to create an incredible virtuous cycle because when you combine the power of technology and a great initial market and scale, you can build durable motes; you can build a defensible company that's very hard for laggard competitors to compete with. So for Clover, it works in the following way: they get into a market; they acquire a doctor or they acquire a member, capturing that data allows them to run their learning, to use their software, to help the doctor improve your quality of life every single time you see them. That saves costs. They reinvest all of that in growing faster, making the technology better and improving the plan so that you continue to get more breadth of choice for less money. That consolidates the market, which brings on more members and more doctors and the comp and the cycle skills. So, when you bring all of this forward, and you think about the future, here's what I see in a nutshell: number one, what we have is a business that is actually delivering the promise of technology improving better outcomes and lowering costs in healthcare; number two, is a market that I think is huge and growing quickly; and number three, is a business that is consistently taking share year over year over year. And so when you put all of these things together, in my opinion, this was one of the most straightforward investments I have ever made. It's a business that I think will become extremely valuable; it will build a lot of enterprise value and be, what I think is going to be, our next 10x and 10-year investment.

SORKIN: Okay Chamath, thank you for the explanation. I have about a million questions, and we've now gone through the pros. I want to go through some of the cons and some of the big issues with this company. Let’s just call a spade a spade. Right now, this is a money-losing company, it does not make money today, correct? It's still losing money?

PALIHAPITIYA: On a per unit basis, on an operating margin basis, it is almost at breakeven in profitability. By 2023, we will have overall profitability.

SORKIN: Ok so, we still have to wait four years though – three years rather for profitability. Big issue in terms of being able to compete with the big guys – I’m talking about Humana, United Health – the metric that investors look at in terms of success is MLR, medical loss ratio. What is the medical loss ratio for Clover versus the big guys?

PALIHAPITIYA: That’s a great question. Out of the box, they're already meaningfully better. And what's great is their gross margins start better because they're a technology business, and we think it's going to get better and better over time, and the reason why is because they create transparency. They don't play games. They don’t motivate doctors to up code or do all kinds of things in order to get paid. They’ve created an extremely transparent and efficient business. So, their gross margins out of the box are better, and we think they’re going to continue to only get better relative to the companies like United and Humana.

SORKIN: Okay, and then we have to talk about the issue we always talk about which is fees. I know we went back and forth on this a couple of weeks ago with your last SPAC, and Jay Clayton, the head of the SEC has spoken out and said that he wants to bring more transparency to fees. Given that you want to democratize the IPO process and allow more retail investors and others to get in, let’s just walk through it. I want you to walk through in a very granular way. How much money you as the sponsor are getting? What percentage of the company you're getting as a result of this?

PALIHAPITIYA: So, in the case of IPOC, I think we invested $16 million to get it off the ground. Now that the deal has come together, we’ve invested another $160-odd million dollars in a PIPE. The total investment by myself and my partners is about $171 million. The post-money valuation of this business is sort of $5-odd billion dollars, and so we'll own about 5% or 6% of the business.

SORKIN: You’ll own 5 or 6 percent of the business, that's it?

PALIHAPITIYA: Yeah. From my perspective, I think that's a wonderful – Go ahead.

SORKIN: Go ahead.

PALIHAPITIYA: No, I just think—

SORKIN: Just so we're clear, there's no warrants or other preference that would get you to a higher percentage of the company?

PALIHAPITIYA: Again, this is all on a fully loaded basis, So I want to make sure that you're not confusing fees with investment. Fees, I don't make any, right? And just to remember how a SPAC works, a SPAC is not dissimilar to many other investment products. So for example, if you take a private equity fund, or a venture fund, or a hedge fund, we all operate very similarly. There's a principle. We raise money from investors. We allocate that capital. Typically, funds take a 2% fee every year. We do not. And all organizations typically take 20% of profits if it works. Incrementally, what we do is we reinvest more money from our own so that so we are aligned with the company, the employees and all shareholders. So, just to give you an example, Andrew, across all three SPACs so far, IPOA, IPOB and IPOC, we’ve invested more than $450 million of our own money. Typically, we are 15% of every single dollar invested. And the reason we think it's important to be this meaningfully at risk is I think it creates better diligence; it does create better disclosures. In fact, when you look at the S-4s that we file when we merge with businesses, they have enormous amounts of detail. And it creates the right alignment. There is no way that I can win unless the stock goes up.

SORKIN: Right.

PALIHAPITIYA: For example, with Virgin, for the first two months, you know, when the stock went down to $7.25, I looked like an idiot. Now, when the stock is $18 or $20, everybody can say wow, great deal. Same thing with Opendoor. There is risk in all of these things, but the reality is I'm putting my own money and what I’m trying to do is put my reputation forward and say –

SORKIN: And you’re getting no--? But what you just suggested is you're getting no promote.

PALIHAPITIYA: No, that’s not what I’m suggesting. What I’m suggesting is that you have $16 million initially, plus $160 million on the back. Total, total, total, I’ve just told you what we own.

SORKIN: So, you're saying now that's going up to about $250 million right now automatically?

PALIHAPITIYA: Yeah, for example, in Opendoor, the position that we have invested, so we put, I think, $12 million initially up front, another $155 million I think that was $169 million we invested total. That’s a 2-point X on our invested capital. So, what I'm trying to tell you, Andrew, is this is not some get-rich-quick scheme, at least for me. There are different SPACs where you can take a very different form of compensation. You can put a very little amount of money, you don't have to invest on the back end and you can have much higher multiples of return. I’ve chosen to take a different path, and hopefully, over time what people see is there are high quality businesses, a high quality sponsor and we're trying to do a thoughtful job so that when employees and shareholders win, we can win as well, and we think that that's reasonable.

SORKIN: Right. Um, we want to bring Vivek Garipalli, real quick. He’s the CEO. I know we've talked a lot about this deal. We're running out of time, Vivek, so I apologize. But I just wanted to ask you, specifically, why do a SPAC as opposed to an IPO? This is the big that, I think, CEOs across the country who are in your shoes are thinking about right now.

VIVEK GARIPALLI: Yeah, we were actually in a unique position. So, we ran a parallel process and went far down the IPO route. We brought on underwriters about five, six months ago, went through a full underwriter due diligence process, filed our S-1, got comments back. But during that process, we had met Chamath—or reconnected with Chamath—Chamath and I have known each other for almost ten years, and he’s been following Clover. And we’ve been unbelievably fortunate to have great technology investors since the early days. And really, when we looked at the diligence process that we went through on the underwriting perspective, we just could not tell our story in the expansive way that we wanted to. We looked at—when you think about alignment of interests, having a technology investor who really understands Clover, and being aligned with those is really, really vital. And that's the path we took

SORKIN: Okay. Vivek, we'll have to have you back to talk more about this. Unfortunately, we’ve run out of time. Chamath, we appreciate you joining us as always, this morning, and I know we’ll talk to you very, very soon.

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IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.